Exhibit 99.1

Asia Pacific Wire & Cable Corporation Limited Reminds Shareholders

of its 2021 Annual Shareholders Meeting Being Held on December 23, 2021

TAIPEI, Taiwan, December 14, 2021 (GLOBE NEWSWIRE) — Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, reminds its shareholders that the Company will host its 2021 Annual General Meeting (the “Meeting”) for shareholders at its headquarters located at Room B, 15th Floor, No. 77, Dunhua South Road, Section 2, Taipei, 106, Taiwan on Thursday, December 23, 2021 at 9 am EDT.

Shareholders not able to attend the Meeting in person are invited to participate by conference telephone by dialing in to the Meeting on one of the conference call-in numbers below:

Asia Pacific Wire & Cable Corporation Limited - 2021 Annual Shareholders Meeting Conference Call

Conference ID: 13725531

Date and Time: Thursday, December 23, 2021, 9:00 AM ET

Toll Free: 1-877-407-0792

Toll/International: 1-201-689-8263

The Company encourages all shareholders to vote, regardless of whether the shareholder plans to attend the Meeting. Please vote as soon as possible by one of the methods described in the proxy materials for the Meeting.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates our business through operating subsidiaries. Through our subsidiaries, our Company is principally engaged in the manufacture and distribution (in descending order of sales) of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China (the “PRC”), Hong Kong and certain other markets in the Asia Pacific region. Our Company also engages in the distribution of certain wire and cable products manufactured by our controlling shareholder, Pacific Electric Wire & Cable Company (a Taiwanese company), and third parties. Our Company also provides project engineering services in the supply, delivery and installation of power cable. Our Company’s major customers include government organizations, electric contracting firms, electrical dealers, and wire and cable factories.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Investor Relations Contact:
Skyline Corporate Communications Group, LLC
Lisa Gray, Senior Account Manager
One Rockefeller Plaza, 11th Floor
New York, NY 10020
Office:  (646) 893-5835
Email: lisa@skylineccg.com